UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

ST. JOSEPH, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85231M 10 3

(CUSIP Number)

DAVID WOOD

999 WEST HASTINGS STREET, SUITE 1780

PO BOX 69

VANCOUVER BC V6C 2W2

CANADA

(604) 726-2014

(Name, Address and Telephone number of Person

Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1.	Name of Reporting Person IRS Identification No. of Above Person (Entities Only) Desert Projects, Inc. 20-4110898

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 824,967

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 824,967

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 824,967

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.75%

12.	Type of Reporting Person CO

1.	Name of Reporting Person IRS Identification No. of Above Person (Entities Only) James Ralph Houston

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 824,967

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 824,967

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 824,967

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.75%

12.	Type of Reporting Person IN

Item 1.
	(a)	Name of Issuer: St. Joseph, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 4870 S. Lewis, Suite 250 Tulsa, Oklahoma, 74105

Item 2
(a)

Name of Person Filing:

This statement is jointly filed by and on behalf of Desert Projects, Inc. and James Ralph Houston.  Desert Projects, Inc. may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of Desert Projects, Inc.  James Ralph Houston is the controlling shareholder of Desert Projects, Inc.  James Ralph Houston may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of Desert Projects, Inc.  The Filing Persons have entered into a Joint Filing Agreement, dated as of February 14, 2014, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  The Filing Persons expressly disclaim that they have agreed to act as a group.

	(b)	Address of Principal Business Office, or, if none, Residence: The address of the principal business office of each reporting person is 72128 Adelaid Street, Unit A Thousand Palms, California, 92276.
	(c)	Citizenship: Desert Projects, Inc. is a corporation organized under the laws of the State of Nevada. James Ralph Houston is a citizen of Canada.
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 85231M 10 3

Item 3:	If this statement if filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:
	a.	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	b.	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
	c.	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	d.	☐	Investment Company registered under Section 8 of the Investment Company Act.
	e.	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
	f.	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
	g.	☐	Parent Holding Company, in accordance with Rule 13-d-1(b)(ii)(G)
	h.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H)
	i.	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
	j.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4:	Ownership:

As of February 17, 2009:

(a)	Amount beneficially owned:

	Desert Projects, Inc.	824,967 shares

	James Ralph Houston	824,967 shares

This is comprised of 824,967 shares issued in the name of Desert Projects, Inc., for which James R. Houston is the controlling shareholder.

(b)	Percent of class:

	Desert Projects, Inc.	6.75%

	James Ralph Houston	6.75%

This is comprised of 824,967 shares issued in the name of Desert Projects, Inc., for which James R. Houston is the controlling shareholder.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

	Desert Projects, Inc.	824,967 shares

	James Ralph Houston	824,967 shares

This is comprised of 824,967 shares issued in the name of Desert Projects, Inc., for which James R. Houston is the controlling shareholder.

	(ii)	Shared power to vote or to direct the vote:

	Desert Projects, Inc.	0 shares

	James Ralph Houston	0 shares

	(iii)	Sole power to dispose or to direct the disposition of:

	Desert Projects, Inc.	824,967 shares

	James Ralph Houston	824,967 shares

This is comprised of 824,967 shares issued in the name of Desert Projects, Inc., for which James R. Houston is the controlling shareholder.

	(iv)	Shared power to dispose or to direct the disposition of:

	Desert Projects, Inc.	0 shares

	James Ralph Houston	0 shares

James R. Houston does not own any shares directly.  By virtue of James R. Houston’s position as the controlling shareholder of Desert Projects, Inc., James R. Houston may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 824,967 shares as described above constituting 6.75% of the outstanding shares and, therefore, James R. Houston may be deemed to be the beneficial owner of such shares.  James R. Houston disclaims beneficial ownership of such 824,967 shares.

Item 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities check the following box:    ☐

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
No applicable.

Item 8:	Identification and Classification of Members of the Group.
Not applicable.

Item 9:	Notice of Dissolution of Group.
Not applicable.

Item 10:	Certifications.

By signing below, each of Desert Projects, Inc. and James Ralph Houston certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2014	Desert Projects, Inc.

		By:	/s/ James Ralph Houston
James Ralph Houston
Chairman

James Ralph Houston

		By:	/s/ James Ralph Houston
James Ralph Houston
Controlling Shareholder of
Desert Projects, Inc.

EXHIBIT A

TO

SCHEDULE 13G/A

JOINT FILING AGREEMENT

This Joint Filing Agreement, entered into and effective as of the date first set forth below, is made by and between Desert Projects, Inc., a Nevada corporation, and James R. Houston pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Each of the filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G/A is filed on behalf of each of the filers and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the filers without the necessity of filing additional joint filing agreements. Each filer acknowledges that such filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other filers, except to the extent that such filer knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the filers upon written notice to the other filer.

Dated:	February 14, 2014	Desert Projects, Inc.

		By:	/s/ James Ralph Houston
James Ralph Houston
Chairman

James Ralph Houston

		By:	/s/ James Ralph Houston
James Ralph Houston
Controlling Shareholder of
Desert Projects, Inc.